News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
May 12, 2020

Manulife completes Subordinated Debenture offering

TORONTO – Manulife Financial Corporation (“MFC”) has successfully completed its previously announced offering of $1 billion principal amount of fixed/floating subordinated debentures due May 12, 2030 and $1 billion principal amount of 2.818% fixed/floating subordinated debentures due May 13, 2035 (together, the “Debentures”).

The Debentures were issued under prospectus supplements dated May 8, 2020 to MFC’s existing short form base shelf prospectus. Details of the offering are set out in the prospectus supplements which are available on the SEDAR website for MFC at www.sedar.com. The debentures were offered through a syndicate of dealers co-led by RBC Capital Markets, Scotiabank Global Banking and Markets and TD Securities.

The Debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2019, we had more than 35,000 employees, over 98,000 agents, and thousands of distribution partners, serving almost 30 million customers. As of March 31, 2020, we had $1.2 trillion (US$0.8 trillion) in assets under management and administration, and in the previous 12 months we made $30.4 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Odette Coleman Manulife 416-315-6343 odette_coleman@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com